WESTERN COPPER AND GOLD CORPORATION

ANNUAL INFORMATION FORM

For the year ended

December 31, 2020

15th floor - 1040 West Georgia Street

Vancouver, British Columbia

V6E 4H1

Dated: March 26, 2021

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AUDIT COMMITTEE INFORMATION	30

ADDITIONAL INFORMATION	32

SCHEDULE A SUMMARY FROM 2020 TECHNICAL REPORT	A1

SCHEDULE B AUDIT COMMITTEE CHARTER	B1

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PRELIMINARY NOTES

This document is the Annual Information Form (the "AIF") of Western Copper and Gold Corporation for the year ended December 31, 2020.  Unless the context indicates otherwise, references in this AIF to "Western", the "Company" or "we" include all subsidiaries of Western Copper and Gold Corporation. All information contained herein is as at December 31, 2020 unless otherwise stated.

Financial Statements

The financial statements included in this AIF are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

This AIF should be read in conjunction with the Company's audited annual consolidated financial statements and notes thereto, as well as with the management's discussion and analysis for the year ended December 31, 2020.  The financial statements and management's discussion and analysis are available at www.westerncopperandgold.com, under the Company's profile on the SEDAR website at www.sedar.com, and under the Company's profile on the EDGAR website at www.sec.gov/edgar.shtml.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

Disclosure of Mineral Resources

Disclosure about our exploration properties in this AIF uses the terms "Mineral Resources", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards.  All disclosure about our exploration properties conforms to the standards of U.S. Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of "Mineral Resources", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", which are discussed below.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this AIF, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the United States Securities and Exchange Commission (the "SEC") and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this AIF that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources

This AIF may use the term "Inferred Mineral Resources".  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the SEC does not recognize it.  "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this AIF and the documents incorporated by reference herein that are not historical facts are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of any estimated future production, costs of production, and capital expenditures; project schedules; the Company's proposed plan for its properties; recommended work programs; costs and timing of the development of new deposits; success of exploration and permitting activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of mineral exploration or mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of potential litigation; and the impact of the COVID-19 pandemic on the Company's business and operations.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may" or "may not", "could", "would" or "would not", "might" or "will be", "occur" or "be achieved".  Such statements are included, among other places, in this AIF under the headings "Development of the Business", "Risk Factors" and "Mineral Properties" and in the documents incorporated by reference herein and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs in connection with the Casino Project (as defined herein)); exploration results at the Company's properties; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of historical fact.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Western to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates, and estimated economic return; changes in project parameters as plans continue to be refined; risks related to the cooperation of government agencies and First Nations in the exploration and development of the Company's property and the issuance of required permits; risks related to the need to obtain additional financing to develop the Company's property and uncertainty as to the availability and terms of future financing; negative cash flow from operating activities; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; risks related to the integration of acquisitions; risks related to operations; risks related to the feasibility study and the possibility that future exploration and development will not be consistent with the Company's expectations; risks related to joint venture operations; actual results of current reclamation activities; conclusions of economic evaluations; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; dependence on management and key personnel; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; impact of the COVID-19 pandemic; as well as those factors discussed in the section entitled "Risk Factors" in this AIF.

Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates; exploitation and exploration estimates and results will not change in a materially adverse manner; continued availability of capital and financing on acceptable terms; proposed developments of mineral projects will be viable operationally and economically as planned; availability of equipment and personnel for required operations, permitting and construction on a continual basis; the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions will not change in a materially adverse manner; the Company successfully withstanding the economic impact of the COVID-19 pandemic; and as more specifically disclosed throughout this document.  Assumptions relating to the mineral resource and reserve estimates, development, and future economic benefit reported in respect of the Casino Project (as defined herein) are discussed in the 2020 Technical Report (as defined herein). Forward-looking statements and other information contained herein concerning mineral exploration and our general expectations concerning mineral exploration are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable.  The industries involve risks and uncertainties and are subject to change based on various factors.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Western Copper Corporation was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006 under the name "Western Copper Corporation".  It changed its name to Western Copper and Gold Corporation on October 17, 2011.

The Company's head office is located at 15th floor - 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1.  Its registered office address is 400 - 725 Granville Street, Vancouver, British Columbia, V7Y 1G5.

Intercorporate Relationships

The Company has two wholly-owned subsidiaries that are incorporated under the Business Corporations Act (British Columbia):

1. Casino Mining Corporation ("CMC"), which holds the Casino Project; and

2. Ravenwolf Resource Group Ltd., which is currently inactive.

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

General

Western, and its wholly-owned subsidiary CMC, are focused on advancing the Casino mineral property ("Casino" or "Casino Project") towards production, which is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada. The Casino Project consists of a total of 1,136 full (the "Casino Quartz Claims") and partial quartz claims and 55 placer claims (the "Casino Placer Claims") acquired in accordance with the Yukon Quartz Mining Act. The 825 quartz claims, of a total of 1,136, comprise the initial Casino property (the "Casino Property") and 311 claims comprise the Canadian Creek property (the "Canadian Creek Property") acquired on August 28, 2019. The Canadian Creek Property lies directly adjacent to Casino. See "Three Year History and Significant Acquisitions - Canadian Creek Property Acquisition".

Western acquired the historical Casino claims in 2006 as part of arrangement with prior owners and significantly expanded the area of its mineral property by staking and acquiring mineral claims currently known as Casino Project, and the Casino Project is the Company's material property for the purposes of NI 43-101. The Casino Project is primarily a copper and gold project located in the Whitehouse Mining District in west central Yukon, in the northwest trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse. The Casino Project is located on Crown land administered by the Yukon government and within the Selkirk First Nation traditional territory. The total area covered by the Casino Quartz Claims is 21,288 ha and the total area covered by Casino Placer Claims is 490.34 ha.

The Company does not have any producing properties and consequently has no current operating income or cash flow.  Western is an exploration stage company and has not generated any revenues to date.  Commercially viable mineral deposits may not exist on any of the Company's properties.

Employees

On December 31, 2020, the Company had 6 employees.  The Company also uses consultants with specific skills to assist with various task.

Trends

Other than noted above, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operations, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of our financial condition.

Three Year History and Significant Acquisitions

Exploration Results from Casino Project

On February 2, 2021, the Company announced assay results from the 2020 exploration diamond drilling program at the Casino Project. The exploration program consisted of 12,008 metres ("m") of diamond drilling in 49 holes. There were four major drilling targets: (i) the "Gold Zone", a zone of higher-grade gold values along the southern and western margins of the Casino deposit; (ii) step-out drilling at the "Northern Porphyry Zone"; (iii) drilling in the "Casino West Zone" west of the Gold Zone; and (iv) a new target in the "Ana Zone" located 2 km west of the Casino West Zone within the Canadian Creek Property. A full table of drill results can be viewed on the Company's website.

Initiation of Preliminary Economic Assessment for the Casino Project

On December 14, 2020, the Company announced the initiation of a Preliminary Economic Assessment (the "PEA") for the Casino Project.  The Company has engaged the services of M3 Engineering & Technology Corporation of Tucson, Arizona ("M3") to conduct the PEA on Casino. M3 is a full-service engineering, procurement and construction management firm. M3 also completed an updated Mineral Resource Statement on the Casino Project on July 14, 2020 (the "2020 Mineral Resource Statement").

The PEA will be based on the 2020 Mineral Resource Statement and various engineering studies completed to-date. The scope of the project to be evaluated in the PEA will include: a large open-pit operation, a concentrator to recover copper, gold, silver and molybdenum minerals, and a solid waste facility to store mine waste rock and mill tailings. The project will also include a heap leach facility to recover gold, silver, and copper from oxide ore. Project infrastructure will include approximately 130 km of access road, and a captive power generation facility to meet the project electrical power demand.  The project will also include a relocated airport and some re-routed roads to lower the overall footprint.

$28.75 Million Financing

On November 24, 2020, Western completed an over-night marketed offering of common shares of the Company (the "Offering").  The Company sold 19,828,300 common shares at a price of $1.45 per common share for gross proceeds $28,751,035. The Company incurred $2,103,636 in costs associated with the Offering.  The Offering was made by way of a prospectus supplement to the Shelf Prospectus (as defined below) and related Registration Statement (as defined below).  The U.S. form of base shelf prospectus is included in the Registration Statement.

The Company will use the net proceeds from the Offering to fund its exploration, engineering and permitting activities and for general working capital purposes.

Appointment of a Director

On November 5, 2020, Dr. William (Bill) Williams was appointed as a director of the Company, effective November 6, 2020.

Final Base Shelf Prospectus, Registration Statement and Technical Report

On November 3, 2020 the Company announced that it had filed a final short form base shelf prospectus in each of the provinces and territories of Canada, other than Québec (the "Shelf Prospectus"), and a corresponding amendment to its registration statement on Form F-10 (the "Registration Statement") with the SEC under the U.S./Canada Multijurisdictional Disclosure System.

The Shelf Prospectus and Registration Statement allows Western to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50 million during the 25-month period that the Shelf Prospectus remains effective. Such securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplement(s) and, subject to applicable regulations, may include at-the-market transactions, private placements, public offerings or strategic investments.

2020 Technical Report

On November 2, 2020, the Company filed an independent technical report titled "Casino Project, Form 43-101F1 Technical Report, Mineral Resource Statement, Yukon, Canada" dated effective July 3, 2020 and issued on October 26, 2020, prepared by Daniel Roth, P.E., P.Eng., Michael Hester, FAusIMM, Laurie M. Tahija, MMSA-QP, Carl Schulze, P. Geo. and Caroline J. Vallat, P. Geo. (the "2020 Technical Report") supporting the mineral resource estimate on its flagship Casino Project.

Resignation of a Director

On August 17, 2020, the Company announced the resignation of Mr. Archie Lang from the board of directors of the Company (the "Board" or "Board of Directors").

Significant Resource Increase at Casino

On July 14, 2020, Western reported an updated resource estimate for its wholly owned Casino Project.  The measured and indicated mill resource increased to 2.4 billion tonnes, measured and indicated gold increased to 14.5 million ounces plus 6.6 million ounces inferred and measured and indicated copper increased to 7.6 billion pounds plus 3.3 billion pounds inferred.

The new resource estimate is the first estimate since 2010 and includes results from the 2019 drilling campaign, and drilling performed from 2010 through 2012 that was not available when the 2010 model was developed.  It also incorporates an updated geologic model.

The mill resource, consisting of the supergene oxide, supergene sulfide, and hypogene zones, increased significantly from the December 2010 estimate.  Measured and indicated mill resource tonnes increased 106% from the prior estimate to 2.2 billion tonnes, primarily due to the upgrade of inferred resource to indicated.  Copper and gold contained in the new measured and indicated estimate also increased significantly to 7.4 billion pounds of copper and 12.7 million ounces of gold.

2020 Exploration Program

On June 4, 2020, the Company announced its 2020 drilling and exploration program.  The 2020 drill program tested the High Gold Zone, Northern Porphyry and Canadian Creek Targets identified during the 2019 drilling and exploration program.

The High Gold Zone was recognized in 2019 during the infill drill program when a number of greater than 2 grams per tonne ("g/t") gold intercepts were found including hole DH19-21 that returned 55.1 g/t gold over 2.97 m at a depth of 147.98 m.  Additional intercepts include hole DH19-10 that returned 4.78 g/t gold over 1.0 m at a depth of 174.0 m and hole DH19-13 that returned 3.55 g/t gold over 2.0 m at a depth of 129.0 m.  Within the High Gold Zone the drilling was designed to confirm the controls, general continuity and variability of grade in the gold bearing structures.

The Northern Porphyry is associated with a satellite intrusive and breccia complex located near the main Casino intrusion and represents a new deposit on the north side of the main Casino deposit.  At surface, the Northern Porphyry appears to be at a higher erosional level in porphyry system than the main Casino deposit and suggests potential for improving copper and gold grades at depth.

The Canadian Creek drilling tested two primary targets on ground acquired in 2019 referred to as the Casino West extension and the Ana Target.

The Casino West target is an 800 by 500 m area immediately west of the Casino deposit. The four closest historical holes east of the target have leach capping or incipient leaching, weak enrichment and hypogene copper-gold-molybdenum mineralization typical of what is expected at the outer edges of a porphyry copper-gold- molybdenum deposit.

At the Ana Target, drilling tested for porphyry copper-gold mineralization near surface and at depth. Past exploration shows an untested IP chargeability and copper-in-soil anomaly surrounded by historical holes with moderate to strong propylitic to potassic alteration associated with low levels of copper, gold and molybdenum.  Associated with this peripheral alteration are small bodies of intrusion breccia and Patton Porphyry, both closely associated with mineralization at the Casino deposit.  Drilling and exploration results were release subsequent to the year ended December 31, 2020.

May 2020 Financing

On June 1, 2020, the Company completed the non-brokered private placement offering of flow-through common shares of the Company (the "2020 FT Shares"), announced in May 2020, pursuant to which the Company issued 4,000,000 2020 FT Shares at $1.12 per 2020 FT Share for gross proceeds of $4,480,000.

Changes to Board of Directors

On April 27, 2020, the Company announced that Michael Vitton, who was at the time a strategic investor of the Company, agreed to stand for election as director at the Company's annual general meeting of shareholders (the "AGM"). The AGM was held on June 10, 2020 and Mr. Vitton was appointed as director to the Board.

On April 27, 2020, the Company also announced that Mr. Robert Gayton decided not to stand for re-election at the AGM and ceased to be a director of the Company effective June 10, 2020.

Strategic Investor Private Placement

On February 28, 2020, the Company completed the private placement wherein strategic investor, Michael Vitton, purchased 3,000,000 units (the "Units") at a price of $0.65 per Unit to raise gross proceeds of $1.95 million. Each Unit consisted of one common share of the Company and one-half of one warrant (each whole warrant, a "Warrant"), each Warrant entitling the holder to purchase one additional common share at a price of $0.85 until February 29, 2025.

2019 Exploration Program

On December 19, 2019, the Company announced assay results from its 2019 exploration program at its wholly owned Casino Project.  The exploration program consisted of a total of 13,590 m of diamond drilling in 69 completed holes.  Targets for the drilling focused on:  in-fill drilling of inferred mineralization located in the 22-year pit outlined by the January 25, 2013 Casino Project Feasibility Study step-out drilling to the west, near the recently acquired Canadian Creek property; and step-out drilling to the North.

Step-out drilling to the North yielded encouraging news.  Nine of the ten holes drilled in this area encountered significant widths of mineralization above the cut-off grade of 0.20% copper equivalent1  ("Cut-off grade") in an area that previously was not thought to have significant mineralized material.  The mineralization is associated with a satellite intrusive and breccia complex located near the main Casino intrusion and represents a new zone.  Seven of the ten holes terminated in above Cut-off grade mineralization indicating the potential for more mineralization at depth.  This region remains open to the north and at depth.

All holes in the step-out drilling to the west intercepted mineralization greater than the Cut-off grade and three of the six holes terminated in above Cut-off grade mineralization demonstrating that the Casino hypogene mineralization system is continuous on to the recently acquired Canadian Creek property and is still open at depth and to the west.

The in-fill drilling campaign, targeting the edges of the deposit, was also very successful, with 49 of the 53 holes drilled intercepting mineralization greater than the Cut-off grade and several high-grade gold intercepts.  Hole DH19-21 returned 55.1 g/t gold over 2.97 m at a depth of 147.98 m, hole DH19-10 returned 4.78 g/t gold over 1.0 m at a depth of 174.0 m and hole DH19-13 returned 3.55 g/t gold over 2.0 m at a depth of 129.0 m.  These high-gold intercepts occur in fault structures and are associated with late phase alteration cross cutting the earlier porphyry related alteration.  Additional, closer spaced drilling is needed to determine the full extent of these gold enriched structures.

Canadian Creek Property Acquisition

The Company acquired 311 mineral claims that comprise the Canadian Creek Property owned by Cariboo Rose Resources Ltd. ("Cariboo Rose Resources") on August 28, 2019 (the "Acquisition").

The Canadian Creek Property lies directly adjacent to the Company's Casino Project.  The Acquisition secures critical ground immediately adjacent to the Casino Project, and there is likelihood that the Casino deposit will extend into the Canadian Creek Property.  The Acquisition also provides additional exploration potential for the Company.

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1CuEq Metal Prices: US$2.00/lb copper, US$875/oz gold, US$11.25/lb molybdenum, US$11.25/oz silver with no adjustment for metallurgical recovery

In exchange for the mineral claims the Company issued 3 million common shares to Cariboo Rose Resources valued at $0.92 per common share for total consideration of $2,760,000.

Private Placement of Flow-Through Common Shares

On May 17, 2019, the Company completed a brokered private placement of flow-through common shares (the "2019 FT Shares"). The Company issued a total of 3,727,000 2019 FT Shares, comprised of (i) 3,333,333 2019 FT Shares pursuant to the base offering and (ii) 393,667 2019 FT Shares pursuant to the agent's exercise of its overallotment option, at a price of $0.90 per 2019 FT Share for aggregate gross proceeds of $3,354,300.

Changes to Directors and Officers

On April 15, 2019, the Company appointed Mr. Kenneth Williamson to the Board of Directors.

On April 3, 2019, the Company appointed Ms. Tara Christie to the Board of Directors.

On March 7, 2019, the Company announced that Mr. Julien Francois, Chief Financial Officer and Corporate Secretary, resigned from the Company effective April 30, 2019.  Mr. Varun Prasad, Corporate Controller, was appointed Interim Chief Financial Officer and Ms. Elena Spivak, Paralegal, was appointed Corporate Secretary.  Mr. Prasad was subsequently appointed Chief Financial Officer on March 1, 2020.

On February 1, 2019, the Company announced that Mr. David Williams resigned from the Board of Directors.

Permitting

In November 2018, the Company completed the Best Available Tailings Technology ("BATT") Study, a major component of the environmental assessment application for the Casino Project.  The BATT Study was the culmination of an 18-month collaborative process that included participation by First Nations, the Yukon Environmental and Socio- economic Assessment Board ("YESAB"), and the Yukon Government.

During the BATT Study, participants considered the environmental, technical, economic, social, and failure impacts of the possible options for disposal of tailings and mine waste, and selected the option considered to be the Best Available Technology for the Casino Project. The participants reviewed 11 different locations and five different technologies, including conventional and dry-stack disposal of tailings.  The process was facilitated by Environmental Resources Management Ltd., and incorporates significant input from the participants and technical contributions from Knight Piésold Ltd.

Traditional Land Use studies have now been completed for all First Nations identified by YESAB as being potentially impacted by the Casino Project.  These studies, which took place over the past two years, are central to the assessment of effects of the Casino Project and are therefore a critical step in the completion of the Environmental and Socio-Economic ("ESE") Statement.

The Company has initiated engineering activities to incorporate the outcomes of the BATT Study into the Facility design, but there is no timeline for submission of the ESE Statement.

Infrastructure

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

On November 24, 2020, the Company announced that the Yukon Government and Little Salmon/Carmacks First Nation have reached an agreement (the "Agreement") to upgrade three bridges along the Freegold Road, which will benefit access to the Casino Project. The Agreement provides funding for Little Salmon/Carmacks First Nation to effectively participate in the planning, design, regulatory processes and construction activities of the project.

This Agreement represents the second project agreement for the Yukon Resource Gateway Project (the "Gateway Project") on the Freegold Road.  The Gateway Project includes funding for upgrading the initial 82 km of the existing access road to standards required for the Casino Project and 30% funding for the additional 126 km of new access road to the Casino site secured through commitments from the Yukon Government and the Federal Government.

The first project agreement on the Freegold Road was reached in April 2019 on the initial segment of the Freegold Road - the Carmacks Bypass. The Carmacks bypass will ensure the safety of Carmacks residents by redirecting industrial traffic away from the community and has recently moved through the Environmental Assessment process and has been recommended to proceed. Construction of the Carmacks bypass will begin following the issuance of required permits. In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino Project site.

RISK FACTORS

The following is a brief description of those distinctive or special characteristics of the Company's operations and industry, which may have a material impact on, or constitute risk factors in respect of the Company's financial performance, business and operations.

History of Net Losses; Uncertainty of Additional Financing; Negative Operating Cash Flow

The Company has received no revenue to date from the exploration activities on its properties and has negative cash flow from operating activities.  The Company incurred the following losses: (i) $1,983,357 for the year ended December 31, 2020, and (ii) $1,766,448 for the year ended December 31, 2019.  As of December 31, 2020, the Company had an accumulated deficit of $102,838,373.  In the event the Company undertakes development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations.  The Company has no source of revenue, and has significant cash requirements to meet its exploration and development commitments, to fund administrative overhead and to maintain its mineral interests.  The Company will need to raise sufficient funds to meet these obligations as well as fund ongoing exploration, advance detailed engineering, and provide for capital costs of building its mining facilities.

Mineral Exploration and Development Activities are Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into mineral deposits with significant value.  Unusual or unexpected ground conditions, geological formation pressures, fires, power outages, labour disruptions, flooding, earthquakes, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  The remoteness and restrictions on access of certain of the properties in which the Company has an interest could have an adverse effect on profitability in that infrastructure costs would be higher.

In addition, previous mining operations may have caused environmental damage at certain of the Company's properties.  It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

Uncertainty of Mineral Resources and Mineral Reserves

The figures for Mineral Resources and Mineral Reserves with respect to the Casino Project disclosed in this AIF are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations and the prices of metals may render Resources and Reserves uneconomic.  Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period. Additionally, estimates may change over time as new information becomes available.  If the Company encounters mineralization or geological formations different from those predicted by past drilling, sampling and interpretations, any estimates may need to be altered in a way that could adversely affect the Company's operations or proposed operations.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Applicable Licenses

The regulations pursuant to which the Company holds its interests in certain of its properties provide that the Company must make a series of payments over certain time periods or expend certain minimum amounts on the exploration of the properties. If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties.  Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties.  There is no assurance that further applications will be successful.

Title Risks

Although title to its mineral properties and surface rights has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting such properties.  Title insurance generally is not available for mining claims in Canada, and the Company's ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained.  The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such properties may be in doubt.  Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  In addition, the Company may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Risks Associated with Joint Venture Agreements

In the event that any of the Company's properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  The Company is not currently covered by any form of environmental liability insurance.  See "Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Environmental Laws and Regulations That May Increase Costs and Restrict Operations

All of the Company's exploration and potential development and production activities are subject to regulation by Canadian governmental agencies under various environmental laws.  To the extent that the Company conducts exploration activities or new mining activities in other countries, it will also be subject to the laws and regulations of those jurisdictions, including environmental laws and regulations.  These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.  Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees.  Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in the Company's intended activities.  Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company's business, causing it to re-evaluate those activities at that time.

Costs of Land Reclamation

It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Assets in Remote Locations Increase Operational Risk

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's mineral projects.  It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.  Climate change or prolonged periods of inclement weather may severely limit the length of time in which exploration programs and development activities may be undertaken.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and or development of the Company's properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and or development of the Company's properties will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the construction costs and ongoing operating costs associated with the exploitation and or development of the Company's properties will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

High Metal Prices

An increase in metal prices may lead to increases in mining exploration, development and construction activities around the world, which could result in increased demand for, and cost of, exploration, development and construction services and equipment.  Increased demand for services and equipment could result in increased costs.  It may also lead to delays if services or equipment cannot be obtained in a timely manner due to an inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

First Nations

Consultation with First Nations groups is required of the Company in the environmental assessment, subsequent permitting, development, and operation stages of its proposed projects. Certain First Nations groups may oppose certain proposed projects at any given stage and such opposition may adversely affect the project(s) in question, the Company's public image, or the Company's share performance.

Canadian law related to aboriginal rights, including aboriginal title rights, is in a period of change.  There is a risk that future changes to the law may adversely affect the Company's rights to its Canadian projects.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, including the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  From January 1, 2020 to December 31, 2020, the price of the Company's common shares has ranged from $0.43 to $1.95 on the Toronto Stock Exchange (the "TSX").  There can be no assurance that continual and significant fluctuations in the price of the common shares of the Company will not occur.

Changes in the Market Price of Common Shares

The Company's common shares are listed on the TSX and the NYSE American Stock Exchange.  The price of the Company's common shares is likely to be significantly affected by short-term changes in copper and gold prices or in its financial condition or results of operations.  Other factors unrelated to the Company's performance that may have an effect on the price of the Company's common shares include the following:  a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company's securities may adversely affect an investors' ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in the Company; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Company's common shares and a substantial decline in the price of the common shares that persists for a significant period of time.

As a result of any of these factors, the market price of the Company's common shares at any given point in time may not accurately reflect their long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Metal Price Volatility

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company's properties.  Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods.  The effect of these factors cannot accurately be predicted.

The price of each of copper and gold has a history of extreme volatility.  The price of the Company's common shares and the Company's financial results may be significantly adversely affected by a decline in the price of copper or gold.  The price of each of copper and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, by-product production levels from base-metal mines, and the political and economic conditions of major copper and gold-producing countries throughout the world.

During the 2020 calendar year, the price of gold ranged between US$1,474 per ounce and US$2,067 per ounce.  Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future levels of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds.  Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.  All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

During the 2020 calendar year, the price of copper on the London Metal Exchange ("LME") ranged from slightly below US$2.19 per pound to approximately US$3.62 per pound.  Some factors that affect the price of copper include: industrial demand; forward or short sales of copper by producers and speculators; future levels of copper production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds.  Copper prices are also affected by macroeconomic factors including: confidence in the global economy; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the strength of, and confidence in, the U.S. dollar, the currency in which the price of copper is generally quoted, and other major currencies; global political or economic events; and costs of production of other copper producing companies whose costs are denominated in currencies other than the U.S. dollar.  All of the above factors can, through their interaction, affect the price of copper by increasing or decreasing the demand for or supply of copper.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada.  Copper and gold are sold in international markets at prices denominated in U.S. dollars.  However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar.  Any appreciation of these currencies vis-à-vis the U.S. dollar could increase the Company's cost of doing business.  In addition, the U.S. dollar is subject to fluctuation in value compared to the Canadian dollar.  The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Future issuances of securities will dilute shareholder interests

Issuances of additional securities including, but not limited to, common shares pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of our shareholders.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team.  See "Directors and Officers" in this AIF for details of the Company's current management.  Investors must be willing to rely to a significant extent on their discretion and judgment.  The Company does not maintain key employee insurance on any of its employees.  The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel.  Failure to retain such key personnel could have a material adverse effect on the Company's business and financial condition.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations.  As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable.  The Company also competes with other mining companies in the recruitment and retention of qualified directors, officers and employees.

Insurance Risk

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims.  No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums.  The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies at a similar stage of development.  The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive.  The payment of any such liabilities would reduce the funds available to the Company.  If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms in accordance with the Business Corporations Act (British Columbia).  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.  For a detailed list of roles played by directors and officers in other companies, see "Directors and Officers" in this AIF.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years.  The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, National Instrument 52-110 - Audit Committees, and National Instrument 58-101 - Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Materially Adverse U.S. Federal Income Tax Consequences for U.S. Shareholders

We generally will be  a "passive foreign investment company" (a "PFIC") under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended  (the "Code"), if (a) 75% or more of our gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income in any taxable year.  A shareholder who is a "U.S. person" (as such term is defined in the Code) should be aware that we believe that we were a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year and for the foreseeable future.  If we are a PFIC for any taxable year during which a U.S. person holds common shares of the Company, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. person, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances.  It may be possible for U.S. persons to fully or partially mitigate such tax consequences by making a "qualified electing fund election," as defined in the Code (a "QEF Election").  We currently intend to make available to shareholders who are U.S. persons, upon their written request:  (a) information as to our status as a PFIC, and (b) for each year in which we are a PFIC, all information and documentation that a shareholder making a QEF Election with respect to us is required to obtain for U.S. federal income tax purposes.  However, there is no assurance that the Company will satisfy the record keeping requirements that apply to a PFIC, or that the Company will continue to supply shareholders with the information that the shareholder is required to report under the rules applicable to making a QEF Election.  Therefore, if the Company is a PFIC in any taxable year, there is no assurance that the shareholder will be able to make a QEF Election in respect of the Company's common shares.  The PFIC rules are extremely complex.  A U.S. person holding the Company's common shares is encouraged to consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Capital Costs

The Company prepares budgets and estimates of cash costs and capital costs for its operations.  Despite the Company's best efforts to budget and estimate such costs, the costs required by the Company's projects may be significantly higher than anticipated.  The Company's actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates.  Many of these factors are beyond the Company's control.  Failure to achieve estimates or material increases in costs could have an adverse impact on the Company's business, results of operations and financial condition.  Furthermore, delays in mining projects or other technical difficulties may result in even further capital expenditures being required.  Any delays or costs overruns or operational difficulties could have a material adverse effect on the Company's business, results of operations and financial condition.

Funding Risk

The Company's ability to effectively implement its business and operation plans in the future, to take advantage of opportunities for acquisitions, joint ventures or other business opportunities and to meet any unanticipated liabilities or expenses which the Company may incur may depend in part on its ability to raise additional funds.  The Company may seek to raise further funds through equity or debt financings, joint ventures, production sharing arrangements or other means.  Failure to obtain sufficient financing for the Company's activities and future projects may result in delay and indefinite postponement of exploration, development or production on the properties.  There can be no assurance that additional financing will be available when needed or, if available, the terms of the financing might not be favourable to the Company and might involve substantial dilution to shareholders.

Business Disruption Risks

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics, other health crises or similar business disruptions including the recent outbreak of COVID-19.  On March 12, 2020, the World Health Organization declared the outbreak a pandemic and on March 13, 2020 the U.S. declared that the COVID-19 outbreak in the United States constitutes a national emergency. To date, there are a large number of temporary business closures, quarantines and a general reduction in consumer activity in Canada, the United States, Europe and China. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and related financial impact cannot be reasonably estimated at this time. Similarly, the Company cannot estimate whether or to what extent this outbreak and the potential financial impact may extend to countries outside of those currently impacted.

Such public health crises or similar business disruptions can result in volatility and disruptions in the supply and demand for copper, gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest.

MINERAL PROPERTIES

Casino Project (Yukon, Canada)

Western acquired the Casino Project in 2006 through its acquisition of Lumina Resources Corp. The Casino Project is a material property for the purposes of NI 43-101. It is the subject of the technical report entitled "Casino Project, Form 43-101F1 Technical Report, Mineral Resource Statement, Yukon, Canada" dated effective July 3, 2020 and issued on October 26, 2020, prepared by Daniel Roth, P.E., P.Eng., Michael Hester, FAusIMM, Laurie M. Tahija, MMSA-QP, Carl Schulze, P. Geo. and Caroline J. Vallat, P. Geo., each of whom is a qualified person pursuant to NI 43-101.

The 2020 Technical Report is incorporated by reference in this AIF.  The complete 2020 Technical Report may be viewed under the Company's profile at www.sedar.com or on its website at www.westerncopperandgold.com. The executive summary of the 2020 Technical Report has been included verbatim as Schedule A of this AIF.  For updates relating to property description and ownership, and the current development schedule, please refer to the sections "Recent Developments" and "Description and General Development of the Business - Three Year History and Significant Acquisitions".

Royalties and Production Payments

Certain portions of the Casino property remain subject to certain royalty obligations. The surviving royalties and agreements are as follows:

• 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

• 5% Net Profits Interest (the "NPI"), as defined in the Casino B Option Agreement, remains in effect on the Casino B Claims and $1 million payment is required to be made to the original optionor within 30 days of achieving a commercial production decision.

• 5% Net Profit Interest Royalty (the "NPI Royalty") presently held by Archer-Cathro and Associates on the ANA claims pursuant to the NPI Royalty Agreement dated December 4, 1990 (the "NPI Royalty Agreement") among Big Creek Resources Ltd., Rinsey Mines Ltd., and Renoble Holdings Inc.

Recent Developments

With respect to developments relating to the Casino Project, please see disclosure under section "Description and General Development of the Business - Three Year History and Significant Acquisitions - Exploration Program".

With respect to all other recent developments over the last three years, please see disclosure under section "Description and General Development of the Business - Three Year History and Significant Acquisitions".

Exploration and evaluation expenditures

Western's recent activities have focused on exploration and drilling of the Casino Project and the recent acquisition of the Canadian Creek Property. Capitalized expenditures for the periods presented were as follows:

For the year ended December 31,	2020	2019
	$	$
Acquisition costs for Canadian Creek property	-	2,798,913
Claims maintenance	25,597	4,963
Engineering	168,002	93,307
Exploration and camp support	4,693,598	3,003,005
Permitting	128,968	185,845
Salary and wages	263,057	265,903
Share-based payments	93,766	82,010

TOTAL	5,372,988	6,428,946

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation, nor has it any present intention of doing so.  The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Company consists of the following:

1. Unlimited number of common shares without par value.  As of March 26, 2021, the Company had 135,797,635 common shares outstanding.

2. All of the issued common shares of the Company are fully paid and non-assessable.  All of the common shares issued rank equally as to dividends, voting rights (one vote per share) and distribution of assets on winding up or liquidation.  Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities.  There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of the Company; and Unlimited number of preferred shares without par value, with the following special rights and restrictions:  they may be issued in one or more series and the directors may from time to time fix the number and designation and create special rights and restrictions.  Preferred shares would rank in priority, with respect of payment of dividends and distributions of assets on a liquidation, dissolution or winding-up of the Company, to shares ranking junior to the preferred shares including common shares.  Preferred shares do not give the holders any right to receive notice of or vote at general or special meetings of the Company. As of the date of this AIF, there are no preferred shares outstanding.

Stock Options

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant stock options to directors, officers, employees, and consultants of the Company and its subsidiaries.

As at March 26, 2021, the following stock options were outstanding under the stock option plan:

Expiry Date	Number of stock options	Exercise Price
09-Nov-25	200,000	$1.41
27-Jul-25	1,825,000	$1.66
11-Jun-25	200,000	$1.11
18-Jun-24	1,550,000	$0.90
23-Apr-24	400,000	$0.75
21-Feb-23	1,800,000	$1.20
12-Sep-21	900,000	$0.96
TOTAL:	6,875,000

MARKET FOR SECURITIES

The common shares of the Company are listed on the TSX under the symbol "WRN".  During the Company's most recently completed financial year, the Company's common shares traded as follows:

Year 2020	High ($)	Low ($)	Total Volume
January	1.13	0.85	1,918,841
February	0.99	0.66	1,247,514
March	0.87	0.435	1,850,686
April	0.97	0.53	1,156,040
May	1.13	0.90	1,775,908
June	1.19	1.02	1,785,004
July	1.90	1.33	5,284,011
August	1.74	1.44	3,087,617
September	1.95	1.42	4,551,410
October	1.63	1.32	1,580,874
November	1.67	1.24	2,098,993
December	1.88	1.56	3,743,506

PRIOR SALES

Other than set forth below, the Company did not issue any security which is not listed or quoted on a marketplace during the most recently completed financial year.

On February 28, 2020, 1,500,000 Warrants were issued as part of the Units of the private placement, pursuant to which the Company raised gross proceeds of $1.95 million.  Each Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.85 until February 28, 2025.

ESCROWED SECURITIES

None of the Company's securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation, and Experience

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such.  Each director's term of office expires at the next annual general meeting.

Name and Position	Province and Country of Residence(1)	Director or Officer since
Dale Corman Director and Executive Chairman	British Columbia, Canada	May 3, 2006
Michael Vitton (2) (4) Director	Connecticut State, USA	June 10, 2020
Bill Williams Director	Massachusetts, USA	November 6, 2020
Klaus Zeitler (2) (3) Director	British Columbia, Canada	May 3, 2006
Tara Christie (3) (4) Director	British Columbia, Canada	April 3, 2019
Kenneth Williamson (2) (3) (4) Director	Ontario, Canada	April 15, 2019
Paul West-Sells President and Chief Executive Officer	British Columbia, Canada	November 20, 2008
Varun Prasad (5) Chief Financial Officer	British Columbia, Canada	March 1, 2020
Cameron Brown Vice President Engineering	Washington State, USA	July 16, 2010
Elena Spivak Corporate Secretary	British Columbia, Canada	June 12, 2019

(1) The information as to country of residence and principal occupation has been furnished by the respective individuals.

(2) Denotes member of Audit Committee

(3) Denotes member of Compensation Committee.

(4) Denotes member of the Corporate Governance and Nominating Committee.

(5) Mr. Prasad was appointed Interim Chief Financial Officer effective May 1, 2019 and was subsequently appointed to Chief Financial Officer effective March 1, 2020.

The principal occupation of each of Michael Vitton, Bill Williams, Klaus Zeitler, Tara Christie and Kenneth Williamson is not acting as director or officer of the Company.  Information as to the principal occupation of the directors and officers is described in the narratives below.

Dale Corman, B.Sc., P.Eng., was appointed Executive Chairman on February 1, 2016 after serving as the Company's Chairman and Chief Executive Officer since its inception in 2006.  Mr. Corman has been a Director since 2006.

From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation.  He has over 50 years' experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management.  Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972.

Mr. Corman is a Director of Spanish Mountain Gold [TSXV:SPA] and NorthIsle Copper and Gold Inc. [TSXV:NCX].

Michael Vitton, BBA, was nominated to the Board of Directors of the Company on June 10, 2020.

Mr. Vitton is the former Executive Managing Director, Head, US Equity Sales, Bank of Montreal Capital Markets (BMO Capital Markets) where he originated and placed more than USD $200 billion through public and secondary offerings and M&A transactions across all sectors. In the metals and mining sector, Mr. Vitton has acted as seed investor, lead/co-lead underwriter or in a M&A capacity in some of the most important deals in the sector including African Platinum Ltd., Arequipa Resources Ltd., Bema Gold Corp, Brancotte Resources, Comaplex Minerals Corp., Detour Gold Corp, Diamond Fields Resources Inc., Echo Bay Mines Ltd., Francisco Gold Corp., Franco-Nevada Corp., Gammon Gold Inc., Getchell Gold Corp., Golden Shamrock Mines Ltd., Guinor Resources Ltd., Hemlo Gold Mines Inc., Ivanhoe Mines Ltd., Meridian Gold Inc., MexGold Resources Inc., Minefinders Corporation Ltd., Moto Goldmines Ltd., New Gold Inc., Northern Orion Resources Inc., Osisko Mining Inc, Peru Copper Inc., Wheaton River Minerals Ltd., Randgold Resources Ltd., Rio Narcea Gold Mines Ltd., Skye Resources Inc., Semafo Inc., Sino Gold Mining Ltd., UrAsia Energy, UraMin Inc. among many others.

Mr. Vitton was also the co-founder of MMX Minerals e Metalicos SA (Brazil) ("MMX") and LLX Logistica SA (Brazil). MMX sold Minas Rio and Amapa assets to Anglo American Corporation for USD $5.5 billion in cash in December 2008, returning USD $8.8 billion in cash or stock distributions to MMX shareholders, offering six times return from IPO. LLX Logistica (Acu Port) was sold to EIG (Energy Infrastructure Group). Additionally, he co-founded Petro Rio SA, one of the leading Brazilian public oil and gas producers, producing over 35,000 bbls per day. Recently, Mr. Vitton acted as seed investor and capital markets advisor to Newmarket Gold Inc., which was sold to Kirkland Lake Gold Ltd. for CAD $ 1 billion, combining to form a CAD $2.4 billion company. Kirkland Lake Gold Ltd. was awarded 2018 Digger of the Year (Diggers and Dealers). He acted as investor and capital markets advisor to ASX-listed Gold Road Resources Ltd., raising AUD $57 million, and bringing the Gruyere gold mine into production jointly with Gold Fields SA. Gold Road Resources Ltd. won the Diggers and Dealers award for best deal in 2017. He currently acts as advisor to Cardinal Resources Ltd. Mr. Vitton is a partner and member of P5 Infrastructure, operating in partnership with EQT Infrastructure/CMA CGM, where EQT Infrastructure/P5 Infrastructure acquired 90% of Global Gateway South Terminal, a deep sea terminal in Long Beach Harbor, CA. Mr. Vitton is a graduate of the University of Michigan Business School, former Seat Holder, NYSE, and former President, New York Society of Metals Analysts. He has invested and partnered with some of the largest sovereign fund, private equity funds, mutual and hedge funds. Mr. Vitton is focused on the energy, infrastructure, industrial and mining sectors. Mr. Vitton is currently a director of Premier Gold Mines Limited [TSX:PG].

Bill Williams, Ph.D., was appointed as Director on November 6, 2020.

Dr. Williams is an economic geologist with nearly 40 years' experience related to the exploration and development of mining and oil & gas projects as well as oversight of mining operations. He provides consulting services to the mining industry with a focus on company/project (e)valuations, M&A analyses, risk analysis, project management, and permitting strategies. Most recently, he served as the Interim CEO and Director of Detour Gold Corporation and was a Director and COO of Zinc One Resources Inc., with whom he led the team that made the discovery of the Mina Chica zinc-oxide deposit in the Bongará district, north-central Peru. He is the former CEO, President, and Director of Orvana Minerals Corp., prior to which he was a Vice President for Phelps Dodge Exploration overseeing activity in the Americas, which included the discovery of the Haquira porphyry copper deposit in Peru, and working on M & A opportunities. He holds a Ph.D. in Economic Geology from the University of Arizona and is a Certified Professional Geologist. He also serves on board of Big Ridge Gold Corp. [TSXV:BRAU].

Klaus Zeitler, Ph.D., has served as a director since the Company's inception in 2006.

Dr. Zeitler was the founder and CEO of Inmet Mining Corporation from 1987 to 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 to 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996.

Dr. Zeitler is currently a director and Executive Chairman of Amerigo Resources Ltd. [TSX:ARG], Chairman and Director of Rio2 Limited [TSXV:RIO].

Tara Christie, M.A.Sc., P.Eng., was appointed as a director in 2019.

Ms. Christie has over 20 years' experience in the exploration and mining business. Ms. Christie is currently the President and CEO of Banyan Gold Corp, and serves on the boards of Constantine Metal Resources Ltd (since 2006) and Klondike Gold Corp. She was formerly the President of privately owned Gimlex Gold Mines Ltd. (2006-2016), one the Yukon's largest placer mining operations. Ms. Christie has been a board member of PDAC, AMEBC and other industry associations and was a founding board member of the Yukon Environmental and Socio-Economic Assessment Board (2004-2016). She is active in non-profits and charities, including being President of a registered charity "Every Student, Every Day" that works to improve attendance in Yukon schools.  Ms. Christie has B.Sc. and M.Sc. degrees in Geotechnical Engineering from the University of British Columbia and is a registered professional engineer in BC and Yukon.

Kenneth Williamson, B.A.Sc., MBA, P.Eng., was appointed as a director in 2019.

Mr. Williamson is a professional director with over 40 years of experience in natural resources and investment banking, where his focus has been on capital markets and mergers and acquisitions. Mr. Williamson worked in the oil and gas sector before transitioning into investment banking at Midland Walwyn/Merrill Lynch Canada Inc. where he was Vice-Chairman of Investment Banking until 1998.

Mr. Williamson has held various positions on Boards throughout his career, including Eicon Technology Corporation, Glamis Gold Ltd., BioteQ Environmental Technologies Inc., Uranium One Inc., BlackRock Ventures Inc., Quadra FNX Mining Ltd., Tahoe Resources Inc. and Goldcorp Inc. Mr. Williamson is a member of the Professional Engineers of Ontario (PEO).

Paul West-Sells, Ph.D., was appointed President and Chief Executive Officer on February 1, 2016.  Dr. West-Sells has held a number of executive positions, most recently as President and Chief Operating Officer since 2010.

Dr. West-Sells has over 20 years' experience in the mining industry. After obtaining his Ph.D. from the University of British Columbia in Metallurgical Engineering, he worked with BHP, Placer Dome, and Barrick in increasingly senior roles in Research and Development and Project Development. Dr. West-Sells has been employed by the Company since 2006, holding a number of technical and executive positions.

Varun Prasad was appointed Chief Financial Officer effective March 1st, 2020.

Mr. Prasad has worked on the finance team for Western since 2011, previously as Corporate Controller, since May 2019, as Interim CFO and since March 1, 2020 as Chief Financial Officer.  Mr. Prasad has extensive experience in financial reporting and regulatory matters and oversees the day to day financial operations of the Company.  He holds a B.A. Technology (Accounting) from the British Columbia Institute of Technology and is a member of the Chartered Professional Accountants of B.C.  Mr. Prasad also is currently Chief Financial Officer of Blue Moon Zinc Corp.

Cameron Brown, P. Eng., has served as Vice President, Engineering since July 2010.

From 2006 to 2010, Mr. Brown was the Company's Project Manager. Mr. Brown has over 45 years' experience in mineral processing and has been responsible for plant maintenance, project management and engineering of major base and precious metal projects. He was formerly Project Manager for Western Silver Corporation and worked for 22 years for Bechtel Mining & Metals in various capacities including; Project Manager, Project Engineering Manager, and Manager of Engineering for Bechtel Mining & Metals (Global).

Elena Spivak, B. Eng (Metallurgy) was appointed Corporate Secretary in 2019.

Ms. Spivak has been with Western since 2007, assisting with legal, corporate, and regulatory matters as well as managing the company's mineral assets. Ms. Spivak completed the paralegal program at Capilano University, is a member of the Governance Professionals of Canada (GPC) and holds an Engineering Degree in Metallurgy.

Control of Securities

As at March 26, 2021, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 12,949,002 common shares of the Company, representing approximately 9.55% of the issued and outstanding common shares of the Company.  In addition, the directors and executive officers of the Company as a group held 4,962,500 stock options for the purchase of common shares of the Company.  The stock options are exercisable at prices ranging from $0.75 and $1.66 per common share and expire between 2021 and 2025.  Of the total stock options held by directors and executive officers, 4,191,661 stock options had vested as at March 26, 2021.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the disclosure above, an "order" means (a) a cease trade order, including a management cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i) is, at the date of this AIF, or has been within the ten years before the date this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company and its properties are not currently subject to, and were not during the Company's most recently completed financial year subject to, any legal proceedings, nor are any proceedings known to be contemplated that involve a claim for damages in an amount that excluding interest and costs exceeds 10% of the current assets of the Company.

During the Company's most recently completed financial year and up to the date of this AIF, there were no: (a)  penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements the Company entered into before a court in respect of securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, to the knowledge of the Company, none of the following persons has had any material interest, direct or indirect, in any transaction during the Company's three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

(a) a director or executive officer of the Company;

(b) a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and

(c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

The Company's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See "Risk Factors - Conflicts of Interest" and "Conflicts of Interest".

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia, at 510 Burrard Street, Vancouver, BC, V6C 3B9, in Toronto, Ontario, and in Denver, Colorado, USA.

MATERIAL CONTRACTS

The Company has entered into the following material contracts:

  Property Purchase Agreement dated July 29, 2019 between Western, CMC and Cariboo Rose Resources.

  Net Smelter Returns Royalty Agreement dated December 21, 2012 between Western, CMC and 8248567 Canada Limited.

  Royalty Purchase Agreement dated December 20, 2012 between Western, CMC and 8248567 Canada Limited.

  Option Agreement dated July 2002 between CRS Copper Resources Corp. and Great Basin Gold Ltd.

Material terms of the above-noted contracts are disclosed in the sections "Description and General Development of the Business - Three Year History and Significant Acquisitions" and "Mineral Properties - Royalties and Production Payments".

NAMES AND INTERESTS OF EXPERTS

The information of a scientific or technical nature regarding the Casino Project is based on the 2020 Technical Report prepared by Daniel Roth, P.E., P.Eng., Michael Hester, FAusIMM, Laurie M. Tahija, MMSA-QP, Carl Schulze, P. Geo. and Caroline J. Vallat, P. Geo.; each of whom is a qualified person pursuant to NI 43-101.

To the best of the Company's knowledge, none of the above persons, held at the time of preparing the report, received after preparing the report, or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates in connection with the preparation or certification of the report prepared by such person.  Other than as disclosed below, none of the above persons is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor's report dated March 26, 2021 in respect of the Company's consolidated financial statements as at December 31, 2020 and 2019 and for the years then ended.  PricewaterhouseCoopers LLP has advised that they are independent of the Company in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee Charter, as approved by the Company's Board of Directors, is included in Schedule B of this AIF.

Audit Committee composition and relevant education and experience

The Audit Committee is comprised of Kenneth Williamson (Chair), Michael Vitton and Klaus Zeitler.  All three members are independent and are financially literate, as described in National Instrument 52-110 - Audit Committees ("NI 52-110").  Please refer to the "Directors and Officers" section of this AIF for a detailed description of each member's education and experience relevant to being a member of the Audit Committee. The Audit Committee was reconstituted subsequent to the year ended December 31, 2020 and is comprised of Kenneth Williamson (Chair), Tara Christie and Klaus Zeitler.

Reliance on Certain Exemptions

Since the commencement of 2020, Western's most recently completed financial year, the Company has not relied on:

a. The exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services);

b. The exemption in section 3.2 of NI 52-110 (Initial Public Offerings);

c. The exemption in section 3.4 of NI 52-110 (Events Outside Control of Member);

d. The exemption in section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member); or

e. An exemption from of NI 52-110, in whole or in part, granted from Part 8 (Exemptions).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of 2020, Western's most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) of NI 52-110 (Controlled Companies) or section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

Since the commencement of 2020, Western's most recently completed financial year, the Company has not relied on the exemption in section 3.8 of NI 52-110 (Acquisition of Financial Literacy) as all members of the Audit Committee are financially literate.

Audit Committee Oversight

At no time since the commencement of 2020, Western's most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor, not been adopted by the Board of Western.

Pre-approval policies and procedures

All audit, audit related, tax, and non-audited services to be performed by the external audit firm are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External auditor service fees (by category)

The following table sets forth the aggregate professional fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during each year ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019
Audit Fees	76,400	67,725
Audit-Related Fees	52,900	-
Tax Fees	9,000	7,707
All Other Fees	-	-
Total	138,300	75,432

Audit Fees are professional fees billed for the audit of the Company's annual consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with regular statutory or regulatory filings.

Audit-Related Fees are professional fees billed for assurance and related services by the Company's auditors that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees".

Tax Fees are professional fees billed for tax return preparation and advice related to tax compliance.

All Other Fees are professional fees billed for products and services provided by the Company's auditor, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company's profile on the SEDAR website at www.sedar.com.  The information available at www.sedar.com includes the full text of the 2020 Technical Report prepared for the Company in respect to the Casino Project described herein.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company's audited annual consolidated financial statements and management's discussion and analysis as at and for the year ended December 31, 2020.  This information is also available under the Company's profile on SEDAR at www.sedar.com.

Schedule A
SUMMARY FROM 2020 TECHNICAL REPORT

The below has been extracted from the 2020 Technical Report:

"1 Summary

This Report was prepared for Casino Mining Corporation ("CMC"), a wholly-owned subsidiary of Western Copper and Gold Corporation ("Western") as well as for Western itself, by M3 Engineering & Technology Corporation (M3) in association with Independent Mining Consultants (IMC), GeoSpark Consulting Inc. and Aurora Geosciences Ltd.

The purpose of this report is to provide an updated mineral resource statement on the Casino Property.  The estimate of mineral resources contained in this report conforms to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions (May, 2011) referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

1.1  Property Description and Ownership

The Casino porphyry copper-gold-molybdenum deposit is located at latitude 62° 44'N and longitude 138° 50'W (NTS map sheet 115J/10), in west central Yukon, in the northwest trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse.

To the west, Newmont is developing the Coffee Project.  To the north and to the west, White Gold Corp. has a large number of claims and is actively exploring them. Approximately 100 km to the east, Pembridge Resources operates the Minto Mine, which produces copper concentrate.

The project is located on Crown land administered by the Yukon Government and is within the Selkirk First Nation traditional territory and the Tr'ondek Hwechin traditional territory lies to the north.  The proposed access road crosses into Little Salmon Carmacks First Nation traditional territory to the south.  The White River First Nation and Kluane First Nation are downstream from the project.

The Casino Property lies within the Whitehorse Mining District and consists of 1,136 full and partial Quartz Claims and 55 Placer Claims acquired in accordance with the Yukon Quartz Mining Act.  The total area covered by Casino Quartz Claims is 21,276.61 ha.  The total area covered by Casino Placer Claims is 490.32 ha.  CMC is the registered owner of all claims, although certain portions of the Casino property remain subject to royalty agreements.  The claims covering the Casino property are discussed further in Section 4 of this document.

Figure 1-1 at the end of this section shows the site's location in Yukon Territory as well as other points of interest relevant to this Report.

1.2 History

1.2.1             Casino

The first documented work on the Casino Property was the working of placer claims in the area of the Casino Deposit recorded in April 1911, following a placer gold discovery on Canadian Creek by J. Britton and C. Brown.  A study by D.D. Cairnes, of the Geological Survey of Canada in 1917, recognized huebnerite (MnWO4) in the heavy-mineral concentrates of the placer workings and also that the gold and tungsten mineralization was derived from an intrusive complex on Patton Hill.  During the Second World War, a small amount of tungsten was recovered from placer workings. The total placer gold production from the area of the property is unknown, but during the period of 1980-1985 placer mining yielded about 50 kg (1,615 troy ounces) of gold.

- A1 -

The first recorded bedrock mineral discovery occurred in 1936 when J. Meloy and A. Brown located silver-lead-zinc veins approximately 3 km south of the Canadian Creek placer workings.  Over the next several years the Bomber and Helicopter vein systems were explored by hand trenches and pits.  In 1943, the Helicopter claims were staked and in 1947 the Bomber and Airport groups were staked.

Lead-silver mineralization was the focus of exploration on the property until 1968.  Noranda Exploration Co Ltd. optioned the property in 1948 and Rio Tinto in 1963.  During this time trenching, mapping and sampling were conducted.

L. Proctor purchased the claims in 1963 and formed Casino Silver Mines Limited to develop the silver-rich veins.  The silver-bearing veins were explored and developed intermittently by underground and surface workings from 1965 to 1980.  In total, 372.5 tonnes of hand-cobbled argentiferous galena, assaying 3,689 g/t silver (Ag), 17.1 g/t gold (Au), 48.3% lead (Pb), 5% zinc (Zn), 1.5% copper (Cu) and 0.02% bismuth (Bi) were shipped to the smelter at Trail, British Columbia.

Based on the recognition of porphyry copper potential, the Brynelsen Group acquired Casino Silver Mines Limited and, from 1968 to 1973, exploration was directed jointly by Brameda Resources, Quintana Minerals and Teck Corporation towards a porphyry target.  Exploration included extensive soil sampling and geophysical surveys, along with trenching programs, which eventually led to the discovery of the Casino deposit in 1969.  From 1969 to 1973, various parties including Brameda Resources, Quintana Minerals and Teck Corporation completed drilling on the property.

Archer, Cathro & Associates (1981) Ltd. (Archer Cathro) optioned the property in 1991 and assigned the option to Big Creek Resources Ltd.  In 1992, a program consisting of 21 HQ (63.5 mm diameter) holes totalling 4,729 m systematically assessed the gold potential in the core area of the deposit for the first time.  In 1992, Pacific Sentinel Gold Corp. (PSG) acquired the property from Archer Cathro and commenced a major exploration program.  The 1993 program included surface mapping and 50,316 m of HQ (63.5 mm diameter) and NQ (47.6 mm diameter) drilling in 127 holes.  All but one of the 1992 drill holes were deepened in 1993. PSG drilled an additional 108 drill holes totalling 18,085 m in 1994.  This completed the delineation drilling program which commenced in 1993.  PSG also performed metallurgical, geotechnical and environmental work which was used in a scoping study in 1995.  The scoping study envisioned a large-scale open pit mine and a conventional flotation concentrator that would produce a copper-gold concentrate for sale to Pacific Rim smelters.

First Trimark Resources and CRS Copper Resources obtained the property and, using the Pacific Sentinel Gold data, published a Qualifying Report on the property in 2003 to bring the resource estimate into compliance with National Instrument 43-101 requirements.  The two firms combined to form Lumina Copper Corporation in 2004.  An update of the Qualifying Report was issued in 2004.

Western Copper Corporation acquired Lumina Copper Corporation in November of 2006, which included the Casino Deposit.  In the fall of 2011, Western Copper Corporation spun out all other assets except the Casino Deposit and changed its name to Western Copper and Gold Corporation (Western).

In 2007, Western conducted an evaluation of the Bomber Vein System and the southern slope of Patton Hill by VLF-EM, Horizontal Loop EM and soil geochemical surveying.  Environmental baseline studies were also initiated in 2007. In 2008, Western Copper reclaimed the old camp site, constructed a new exploration camp next to the Casino airstrip and drilled three drill holes (the camp water well and two exploration diamond drill holes) totalling 1,163 m.  The main purpose of the drilling was to obtain fresh core samples for the metallurgical and waste characterization tests.  Both exploration holes twinned PSG's holes to confirm historical copper, gold and molybdenum grades.  Later that year, M3 Engineering produced a pre-feasibility study for Western Copper.

In 2009, Quantec Geoscience Limited of Toronto, Ontario performed a 22.4-km Titan-24 Galvanic Direct Current Resistivity and Induced Polarization (DC/IP) surveys and a Magnetotelluric Tensor Resistivity (MT) survey over the entire porphyry system.  Magnetotelluric Resistivity surveys result in high resolution and deep penetration (to 1 km), while the Titan DC Resistivity & Induced Polarization surveys provide reasonable depth coverage to 750 m.

- A2 -

Additionally, in 2009, Western drilled 10,943 m in 37 diamond drill holes, of which 27 holes were infill holes drilled to upgrade the previously designated Inferred Resource and non-defined material to the Measured and Indicated resource categories.  Infill drilling covered the north slope of the Patton Hill.  The drilling also identified supergene and molybdenum (Mo) mineralization in this area.  The remaining 10 holes, totalling 4,327 m, were drilled to test geophysical targets.

In 2010, all Pacific Sentinel's historic drill core stored at the Casino Property was re-logged.  The purpose of the re-logging was to provide data for the new lithology and alteration models.

In 2011 and 2012, CMC focused on geotechnical, metallurgical, baseline environmental studies and also completed some drilling, logging and sampling for exploration purposes.  In 2011, the program included 41 drill holes for a total of 3,163.26 m. In 2012, six holes (228.07 m) were drilled for geotechnical purposes and 5 holes (1,507.63 m) were drilled for metallurgical sampling.

In 2010, under the direction of the Casino Mining Corporation (CMC), a wholly-owned subsidiary of Western Copper, CMC completed infill and delineation drilling mostly to the north and west of the deposit, as outlined by PSG. The drilling program also defined hypogene mineralization at the southern end of the deposit.  In addition, the company drilled a series of geotechnical holes at the proposed tailings embankment area and within the pit, along with several other holes for hydrogeological studies.  The geotechnical drilling continued in 2011 (41 holes, 3,163 m) and 2012 (6 holes, 228 m).  This work culminated in the publishing of a pre-feasibility study in 2011 and a feasibility study in 2013.

1.2.2              Canadian Creek

In mid 2019, CMC acquired the adjacent property to the west referred to as the Canadian Creek property from Cariboo Rose Resources Ltd.  Exploration on the Canadian Creek property dates from 1992 when Archer Cathro & Associates (Archer Cathro) staked the Ana Claim block.  In 1993 Eastfield Resources Ltd. acquired the Ana Claims and expanded the Ana Claims and explored the expanded property with soil grids, trenching and drilling, (Johnston, 2018).  This work was directed at the discovery of additional porphyry deposits.  The 1993 program was followed by extensive field programs in 1996, 1997 and 1999 consisting of induced polarization (IP) surveying, road construction, and trenching on the Ana, Koffee, Maya and Ice claims. In 2000, another drill campaign was undertaken by Eastfield on the Ana, Koffee Bowl, and the newly acquired Casino "B" claims located immediately west of the Casino deposit. The Casino "B" holes confirmed the existence of gold mineralization first discovered here in 1994 by Pacific Sentinel, which encountered 55.17 m averaging 0.71 g/t gold in hole 94-319.  Modest exploration programs were conducted, mostly over the Casino "B" area, in 2003, 2004 and 2005.  In 2007 a five-hole core drill program at Casino "B" targeted gold and copper in soil anomalies and ground magnetics high features.

The discovery in 2009 of gold mineralization on Underworld Resources' White Gold property sparked new interest in gold exploration on the Canadian Creek property. This led to the implementation of a major exploration program at Canadian Creek directed at the gold potential of the property, some distance from the previous work focusing on porphyry copper mineralization. A soil survey revealed extensive areas returning greater than 15 ppb gold in soils, with associated anomalous values in arsenic (As), bismuth (Bi) and antimony (Sb). The induced polarization surveys revealed numerous strong chargeability highs, many of which coincide with the gold-in-soil anomalies. The drilling showed that clay-altered structures with sheeted pyrite veins and/ or quartz-carbonate veins show structural narrowing. With few exceptions, gold grades are less than 1 g/t and widths are less than 3 m.

In 2011, additional soil sampling, ground geophysical surveying and trenching were completed. The soil sampling completed the coverage of the entire Canadian Creek property. A limited-extent induced polarization survey identified two zones of chargeability with values greater than 20 mv/V.  The trenching program identified a number of areas with anomalous gold values, ranging from background up to 2,890 and 4,400 ppb Au.

As a follow up to the 2011 program, a modest 2016 program of trenching, prospecting and in-fill soil sampling was carried out by Cariboo Rose Resources Ltd (Cariboo Rose), which had acquired the property from Eastfield.  Trenching work conducted in three areas of the Ana portion of the Canadian Creek property returned locally anomalous gold, widely spread anomalous arsenic, bismuth, antimony and locally high silver values, generally confined to narrow structures.

- A3 -

Cariboo Rose's 2017 exploration program consisted of surface work directed at the Kana and Malt West gold targets and a reverse circulation (RC) drill program that tested a variety of gold targets across the property.  A total of 2,151.27 metres in 24 holes of reverse circulation (RC) drilling was completed.  This work confirmed gold and silver mineralization to be limited to narrow (less than 3-metre-wide) structures rarely traceable over more than 100 m.

1.3 Geology

The geology of the Casino deposit is typical of many porphyry copper deposits.  The deposit is centered on an Upper Cretaceous-age (72-74 Ma), east-west elongated porphyry stock, called the Patton Porphyry, which intrudes Mesozoic granitoids of the Dawson Range Batholith and Paleozoic schists and gneisses of the Yukon Tanana terrane.  Intrusion of the Patton Porphyry into the older rocks caused brecciation of both the intrusive and the surrounding country rocks along the northern, southern and eastern contact of the stock.  Brecciation is best developed in the eastern end of the stock where the breccia zone can be up to 400 m wide in plan view.  To the west, along the north and south contacts, the breccias narrow gradually to less than 100 m.  The overall dimensions of the intrusive complex are approximately 1.8 by 1.0 km.

The main body of the Patton Porphyry is a relatively small, locally mineralized stock measuring approximately 300 by 800 m, surrounded by a potassically-altered intrusion breccia in contact with rocks of the Dawson Range, referred to as White River Granodiorite.  Elsewhere, the Patton Porphyry forms discontinuous dikes ranging from less than one up to tens of metres in width, cutting both the Patton Porphyry plug and the Dawson Range Batholith.  The overall composition of the Patton Porphyry is rhyodacitic, with dacitic phenocrysts within a quartz latite matrix.  It is more commonly comprised of abundant distinct plagioclase phenocrysts and lesser biotite, hornblende, quartz and opaque minerals.

The Intrusion Breccia surrounding the main Patton Porphyry body consists of granodiorite, diorite and xenoliths of Paleozioc metamorphic rocks within fine-grained Patton Porphyry rocks and adjacent Dawson Range granodioritic rocks.  The intrusion breccia may have formed in part along the margins of the stock by the stoping of blocks of wall rock.  An abundance of Dawson Range Batholith granodioritic inclusions occurs along the southern contact of the main plug, while inclusions of Wolverine Creek metamorphic rocks occur along the northern contact and bleached diorite inclusions occur along the eastern contact of the main plug.  Strong potassic alteration locally destroys primary textures.

Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks.  Higher grades occur in the breccias and gradually decrease outwards from the contact zones towards the centre of the stock and outward into the granitoids and schists.  The main mineralized settings are:

  Leached Cap Mineralization (CAP) - This oxidized zone is gold-enriched and copper-depleted due to supergene alteration processes and has a lower specific gravity relative to the supergene zone.  Weathering has replaced most minerals with clay which is most intense at the surface and decreases with depth.

  Supergene Oxide Mineralization (SOX) - This zone is copper-enriched, with trace molybdenite.  It generally occurs as a thin layer above the Supergene Sulphide zone.  Where present, the supergene oxide zone averages 10 m thick and locally contains chalcanthite, malachite, brochantite, minor azurite, tenorite, cuprite, and neotocite.

  Supergene Sulphide Mineralization (SUS) - Supergene copper mineralization occurs as a weathered zone up to 200 m deep, below the leached cap and above the Hypogene zone.  It has an average thickness of 60 m.  Grades of the Supergene sulphide zone vary widely, but are highest in fractured and highly pyritic zones, due to their ability to promote leaching and chalcocite precipitation.  The copper grades of the Supergene Sulphide zone are almost double those of the Hypogene zone (0.43% Cu versus 0.23% Cu).

  Hypogene Mineralization - Hypogene mineralization occurs throughout the various alteration zones of the Casino Porphyry deposit, as mineralized stock-work veins and breccias and represents the "original" mineralized setting.  Significant Cu-Mo mineralization is related to the potassically-altered breccia surrounding the core Patton Porphyry, as well as in the adjacent phyllically-altered host rocks of the Dawson Range Batholith.  The pyrite halo of this mineralization is host to the highest Cu values on the property.

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1.4 Deposit Type

The Casino deposit is best classified as a calc-alkalic porphyry type deposit associated with a tonalite intrusive stock (the Patton Porphyry).  Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks.  Higher grades occur in the contact breccias. Grades gradually decrease inward from the contact zone towards the centre of the stock and outward into the host granitoids and schists.  A general zoning of the primary sulphides occurs, with chalcopyrite and molybdenite occurring in the core tonalite and breccias, grading outward into pyrite-dominated mineralization in the surrounding granitoids and schists.  Alteration accompanying the sulphide mineralization consists of an earlier phase of potassic alteration and a later overprinting of phyllic alteration.  The potassic alteration typically comprises secondary biotite and K-feldspar as pervasive replacement and includes veins and stockworks of quartz and anhydrite veinlets.  Phyllic alteration consists of replacements and vein-style sericite and silicification.

The Casino Copper deposit is unusual amongst Canadian porphyry copper deposits in that it has a well-developed enriched secondary supergene blanket of copper mineralization. This is a porphyry model similar to the Escondita deposit in Chile and the Morenci deposit in the southwest United States.  Unlike other porphyry deposits in Canada, the Casino deposit's enriched supergene copper blanket was not eroded by the glacial action of ice sheets during the last ice age.  At Casino, weathering during the Tertiary Period leached the copper from the upper 70 m of the deposit and re-deposited it lower in the deposit, forming the Supergene zone.  This resulted in a layer-like sequence consisting of an upper leached zone, up to 70 m thick, where all sulphide minerals have been oxidized and copper removed, leaving a bleached, iron oxide leached cap containing residual gold.  Beneath the leached cap is a zone up to 100 m thick of secondary copper mineralization, consisting primarily of chalcocite and minor covellite, as well as a thin, discontinuous layer of copper oxide minerals at the upper contact with the leach cap.  The copper grades of the enriched, blanket-like zone can be up to twice that of the underlying, unweathered hypogene zone hosting primary copper mineralization.  Primary mineralization consists of pyrite, chalcopyrite and lesser molybdenite.  The primary copper mineralization is persistent at depth, extending to more than 600 m within the deepest drill holes completed to date.

1.5 Exploration Status

In 2019, CMC carried out a program of infill drilling designed to convert mineralization from the Inferred category, located along the margin of the deposit, into the Indicated category. A total of 72 holes comprising 13,594.63 m of drilling were drilled, logged and sampled in 2019.

1.6 Exploration Procedures

Exploration on the property over its history has included prospecting, geological mapping, multi-element soil geochemistry, magnetic and induced polarization surveys, trenching and drilling. Targets of early drilling on the Casino Deposit were based mainly on coincident copper and molybdenum-in-soil anomalies.  Since 1993, with the exception of a Titan TM Survey, exploration in the vicinity of the Casino deposit has focused on drilling on a grid pattern using a core drill with a core diameter primarily of NQ and NTW thickness, with a smaller number of holes drilled with HQ diameter core. The earlier soil sampling and geophysical results, in the vicinity of the Casino Deposit, have all been tested by drilling and shown to be caused by porphyry copper mineralization.

To the west of the Casino deposit, on the recently acquired Canadian Creek Property, exploration utilized grid soil sampling, ground magnetic and induced polarisation surveys to generate targets for trenching and drilling. Initially, the focus of the geochemical and geophysical surveys was to locate porphyry copper mineralization. Subsequent to 2016, the focus of this work switched to the identification of gold mineralization similar to that discovered at nearby Coffee Creek.

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Soil sampling west of the Casino Deposit results show a co-incident copper and gold-in-soil anomaly at the 50-ppm Cu and the 15-ppb Au levels respectively, extending approximately 3 km west from the western limits of the Casino deposit.  The coincident anomaly has been tested by 16 core holes.  The holes closest to the Casino Deposit revealed moderate potassic alteration and strong propylitic alteration. The four closest holes intersected leached cap or incipient leaching, weak supergene enrichment, and hypogene copper-gold-molybdenum mineralization, typical of the outer edges of a porphyry copper- gold-molybdenum deposit.    Copper grades are in the 0.03 to 0.07% range, gold grades range from 0.1 to 0.3 g/t and molybdenum values range from 20 - 40 ppm (0.002 to 0.004%).  Further, there is a general increase in copper, gold and molybdenum in the Casino B drill holes eastward towards the Casino deposit.  These holes are defining the western limits of the Casino deposit system.

Ground magnetic surveying at a line spacing of 100 m was undertaken over the Canadian Creek portion of the Casino Property. The survey detected a number of lineaments, oriented mostly northwest-southeast, though none obviously align with the soil geochemical anomalies. The ground magnetic data shows a trend of magnetic high features extending from the Casino Deposit through the Ana to the Koffee Bowl areas.  This west-southwest trend follows the trend of Patton Porphyry dykes extending from the main intrusive complex.

Induced polarization surveys in 1993 and 1996 utilized a pole-dipole array with a spacing of 75 m and an n1 to n4 depth profile. The 2009 survey was a pole-dipole survey using an a spacing of 25 m and an n1 to n6 depth profile. The 2011 pole dipole survey used a spacing of 25 m and an n1 to n8 profile. In general, the surveys used small "a" spacings and have a limit depth search.  The survey identified a number of high chargeability anomalies which remain to be tested.

1.7 Mineral Resource Estimate

1.7.1             Mineral Resource

The Mineral Resource for the Casino Project includes Mineral Resources amenable to milling and flotation concentration methods (mill material) and Mineral Resource amenable to heap leach recovery methods (leach material).  Table 1-1 presents the Mineral Resource for mill material.  Mill material includes the supergene oxide (SOX), supergene sulphide (SUS) and hypogene sulphide (HYP) mineral zones.  Measured and Indicated Mineral Resources amount to 2.17 billion tonnes at 0.16% total copper, 0.18 g/t gold, 0.017% moly and 1.4 g/t silver and contained metal amounts to 7.43 billion pounds of copper, 12.7 million ounces gold, 811.6 million pounds of moly and 100.2 million ounces of silver.  Inferred Mineral Resource is an additional 1.43 billion tonnes at 0.10% total copper, 0.14 g/t gold, 0.010% moly and 1.2 g/t silver and contained metal amounts to 3.24 billion pounds of copper, 6.4 million ounces of gold, 322.8 million pounds moly and 53.5 million ounces of silver for the Inferred Mineral Resource in mill material.

Table 1-2 presents the Mineral Resource for leach material.  Leach material is oxide dominant leach cap (LC) mineralization.  The emphasis of leaching is the recovery of gold in the leach cap.  Copper grades in the leach cap are low, but it is expected some metal will be recovered.  Measured and Indicated Mineral Resources amount to 217.4 million tonnes at 0.03% total copper, 0.25 g/t gold and 1.9 g/t silver and contained metal amounts to 166.5 million pounds of copper, 1.8 million ounces gold and 13.3 million ounces of silver.  Inferred Mineral Resource is an additional 31.1 million tonnes at 0.03% total copper, 0.17 g/t gold and 1.7 g/t silver and contained metal amounts to 17.2 million pounds of copper, 200,000 ounces of gold and 1.7 million ounces of silver for the Inferred Mineral Resource in leach material.

Table 1-3 presents the Mineral Resource for combined mill and leach material for copper, gold, and silver.  Measured and Indicated Mineral Resources amount to 2.39 billion tonnes at 0.14% total copper, 0.19 g/t gold and 1.5 g/t silver.  Contained metal amounts to 7.60 billion pounds copper, 14.5 million ounces gold and 113.5 million ounces of silver for Measured and Indicated Mineral Resources. Inferred Mineral Resource is an additional 1.46 billion tonnes at 0.10% total copper, 0.14 g/t gold and 1.2 g/t silver. Contained metal amounts to 3.26 billion pounds of copper, 6.6 million ounces of gold and 55.2 million ounces of silver for the Inferred Mineral Resource. The Mineral Resource for moly is as shown with mill material since it will not be recovered for leach material.

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The Mineral Resources are based on a block model developed by IMC during June 2020. This updated model incorporated the 2019 Western Copper drilling and updated geologic models.  It also includes some 2010 through 2012 Western Copper drilling that was not available for the previous Mineral Resource estimate done in 2010.

The Measured, Indicated, and Inferred Mineral Resources reported herein are contained within a floating cone pit shell to demonstrate "reasonable prospects for eventual economic extraction" to meet the definition of Mineral Resources in NI 43-101.

Table 1-1: Mineral Resource for Mill Material at C$5.70 NSR Cutoff

Resource Class	Tonnes Mt	NSR ($/t)	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq %	Copper (mlbs)	Gold (moz)	Moly (mlbs)	Silver (moz)
Measured	145.3	38.08	0.31	0.40	0.025	2.1	0.74	985.8	1.9	80.6	9.8
Indicated	2,028.0	19.10	0.14	0.17	0.016	1.4	0.33	6,448.5	10.9	731.0	90.4
M+I	2,173.3	20.37	0.16	0.18	0.017	1.4	0.36	7,434.3	12.7	811.6	100.2
Inferred	1,430.2	14.50	0.10	0.14	0.010	1.2	0.24	3,240.4	6.4	322.8	53.5

Table 1-2: Mineral Resource for Leach Material at C$5.46 NSR Cutoff

Resource Class	Tonnes Mt	NSR ($/t)	Copper (%)	Gold (g/t)	Silver (g/t)	AuEq (g/t)	Copper (mlbs)	Gold (moz)	Silver (moz)
Measured	37.2	19.72	0.05	0.45	2.8	0.48	39.3	0.5	3.3
Indicated	180.2	9.54	0.03	0.21	1.7	0.23	127.2	1.2	10.0
M+I	217.4	11.28	0.03	0.25	1.9	0.27	166.5	1.8	13.3
Inferred	31.1	7.60	0.03	0.17	1.7	0.18	17.2	0.2	1.7

Table 1-3: Mineral Resource for Copper, Gold, and Silver (Mill and Leach)

Resource Class	Tonnes Mt	NSR ($/t)	Copper (%)	Gold (g/t)	Silver (g/t)	Copper (mlbs)	Gold (moz)	Silver (moz)
Measured	182.4	34.34	0.25	0.41	2.2	1,025.1	2.4	13.1
Indicated	2,208.3	18.32	0.14	0.17	1.4	6,575.6	12.1	100.5
M+I	2,390.7	19.54	0.14	0.19	1.5	7,600.7	14.5	113.5
Inferred	1,461.3	14.35	0.10	0.14	1.2	3,257.6	6.6	55.2

Notes:

1. The Mineral Resources have an effective date of 3 July 2020 and the estimate was prepared using the definitions in CIM Definition Standards (10 May 2014).

2. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4. Mineral Resources for leach material are based on prices of US$2.75/lb copper, US$1,500/oz gold and US$18/oz silver.

5. Mineral Resources for mill material are based on prices of US$2.75/lb copper, US$1,500/oz gold, US$18/oz silver, and US$11.00/lb moly.

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6. Mineral Resources are based on NSR Cutoff of C$5.46/t for leach material and C$5.70/t for mill material.

7. NSR value for leach material is as follows:

NSR (C$/t) = $12.65 x copper (%) + $41.55 x gold (g/t) + $0.191 x silver (g/t), based on copper recovery of 18%, gold recovery of 66% and silver recovery of 26%.

8. NSR value for hypogene sulphide mill material is:

NSR (C$/t) = $60.18 x copper (%) + $41.01 x gold (g/t) + $214.94 x moly (%) + $0.355 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 50% silver and 78.6% moly.

9. NSR value for supergene (SOX and SUS) mill material is:

NSR (C$/t) = $65.27 x recoverable copper (%) + $42.87 x gold (g/t) + $142.89 x moly (%) + $0.425 x silver (g/t), based on recoveries of 69% gold, 60% silver and 52.3% moly.  Recoverable copper = 0.94 x (total copper - soluble copper).

10. Table 14-6 accompanies this Mineral Resource statement and shows all relevant parameters.

11. Mineral Resources are reported in relation to a conceptual constraining pit shell in order to demonstrate reasonable prospects for eventual economic extraction, as required by the definition of Mineral Resource in NI 43-101; mineralization lying outside of the pit shell is excluded from the Mineral Resource.

12. AuEq and CuEq values are based on prices of US$2.75/lb copper, US$1,500/oz gold, US$18/oz silver, and US$11.00/lb moly, and account for all metal recoveries and smelting/refining charges.

1.8 Sensitivity to NSR Cutoff

Table 1-4 shows resources at varying NSR Cutoffs for mill material.  All tabulations are contained by the constraining pit shell used for the base case Mineral Resource at C$5.70 per tonne (highlighted).  Increasing the NSR Cutoff by 40% to C$8/t has only a modest effect on the size of the Mineral Resource amenable to milling, decreasing resource tonnes by 6% and the contained copper and gold by 1.6% and 2.6% respectively.  Table 1-5 shows resources at varying NSR Cutoffs for leach material.  Again, all tabulations are contained by the constraining pit shell used for the base case Mineral Resource.  The base case resource at an NSR Cutoff of C$5.46 per tonne is highlighted.  Increasing the NSR Cutoff of leach material to C$8/t only reduces the contained gold by 20%.

- A8 -

Table 1-4: Mineral Resource - Mill Material by Various NSR Cutoffs (C$)

NSR Cog ($/t)	Resource Category	Tonnes Mt	NSR ($/t)	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)	Copper (mlbs)	Gold (moz)	Moly (mlbs)	Silver (moz)
5.70	Measured Indicated M+I Inferred	145.3 2,028.0 2,173.3 1,430.2	38.08 19.10 20.37 14.50	0.31 0.14 0.15 0.10	0.40 0.17 0.18 0.14	0.025 0.016 0.017 0.010	2.1 1.4 1.4 1.2	0.74 0.33 0.36 0.24	986.5 6,438.2 7,424.7 3,247.6	1.9 10.8 12.7 6.4	80.7 733.2 813.9 324.8	9.8 90.6 100.4 53.3
8	Measured Indicated M+I Inferred	144.6 1,898.4 2,043.0 1,181.0	38.22 19.93 21.22 16.11	0.31 0.15 0.16 0.12	0.40 0.17 0.19 0.15	0.025 0.017 0.018 0.012	2.1 1.4 1.5 1.2	0.74 0.34 0.37 0.27	985.2 6,319.6 7,304.8 3,020.3	1.9 10.5 12.4 5.7	80.7 724.0 804.7 309.8	9.7 87.3 97.0 47.1
16	Measured Indicated M+I Inferred	139.3 1,182.3 1,321.5 390.0	39.19 24.61 26.15 24.95	0.32 0.19 0.20 0.19	0.41 0.21 0.23 0.21	0.026 0.022 0.023 0.021	2.1 1.7 1.7 1.6	0.76 0.42 0.46 0.42	973.4 4,900.0 5,873.4 1,625.0	1.8 7.8 9.6 2.6	80.1 583.8 664.0 180.6	9.5 64.2 73.8 20.6
30	Measured Indicated M+I Inferred	101.3 229.6 330.9 74.4	44.77 36.14 38.78 39.26	0.36 0.28 0.30 0.32	0.47 0.31 0.36 0.32	0.030 0.032 0.032 0.029	2.3 2.3 2.3 2.4	0.87 0.62 0.70 0.65	799.4 1,402.1 2,201.5 521.3	1.5 2.3 3.8 0.8	67.2 163.0 230.2 47.0	7.6 16.9 24.5 5.6

Table 1-5: Mineral Resource - Leach Material by Various NSR Cutoffs (C$)

NSR Cog ($/t)	Resource Category	Tonnes Mt	NSR ($/t)	Copper (%)	Gold (g/t)	Silver (g/t)	AuEq (g/t)	Copper (mlbs)	Gold (moz)	Silver (moz)
5.46	Measured Indicated M+I Inferred	37.2 180.2 217.4 31.1	19.72 9.54 11.28 7.60	0.05 0.03 0.03 0.03	0.45 0.21 0.25 0.17	2.8 1.7 1.9 1.7	0.48 0.23 0.27 0.18	39.3 127.2 166.5 17.2	0.53 1.23 1.76 0.17	3.29 10.03 13.31 1.70
8	Measured Indicated M+I Inferred	35.4 107.3 142.7 10.6	20.36 11.43 13.64 9.84	0.05 0.03 0.03 0.02	0.46 0.26 0.31 0.22	2.8 2.0 2.2 2.3	0.49 0.28 0.33 0.24	38.2 71.0 109.2 4.7	0.53 0.89 1.41 0.08	3.21 6.83 10.04 0.79
12	Measured Indicated M+I Inferred	29.5 36.3 65.8 1.1	22.45 14.76 18.21 12.77	0.05 0.03 0.04 0.01	0.51 0.34 0.41 0.30	3.0 2.4 2.7 1.2	0.54 0.36 0.44 0.31	33.8 24.0 57.8 0.1	0.48 0.39 0.88 0.01	2.88 2.83 5.72 0.04
14	Measured Indicated M+I Inferred	26.6 17.9 44.5 0.0	23.50 16.63 20.73 0.00	0.05 0.03 0.04 0.00	0.54 0.38 0.47 0.00	3.1 2.6 2.9 0.0	0.57 0.40 0.50 0.00	31.0 12.3 43.3 0.0	0.46 0.22 0.68 0.00	2.68 1.52 4.20 0.00

1.9  Conclusions and Recommendations

This study has resulted in an updated Mineral Resource estimate for the Casino Project.  Measured and Indicated Mineral Resources amenable to milling have increased about 106% compared to the previous, December 2010, estimate.  The increase is due to higher commodity prices and new drilling that converted previous Inferred Mineral Resource to Indicated Mineral Resource.

The Casino deposit also includes a significant Mineral Resource amenable to heap leaching. One possible development path for Casino is to develop the heap leach project as a standalone project to commence development of the deposit.

The most significant risks to the Mineral Resource are related to economic parameters such as prices lower than forecast, recoveries lower than forecast, or costs higher than the current estimates.  The mining cost used for the Mineral Resource estimate is based on the assumption the trucks can be fueled with a liquid natural gas (LNG)/diesel fuel mixture at a significant fuel cost reduction compared to diesel fuel alone.  If this is not done the mining costs will be significantly higher.

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CMC launched a new drilling program in June to build upon the results of the 2019 drilling campaign.  The 2020 drilling campaign will consist of 43 drill holes between 150 to 500 m in depth and will target the High Gold Zone, Northern Porphyry, and Canadian Creek Targets identified by the 2019 drilling program.  Costs are expected to be $3-5 million.

Upon completion of the drilling campaign, it is recommended that CMC consider developing a new Feasibly Study, the cost of which is expected to be $3-5 million.

After completion of the Feasibility Study, CMC should consider restarting permitting of the project.  Permitting costs are variable, but are likely in the $20-30 million range."

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Schedule B
AUDIT COMMITTEE CHARTER

A. PURPOSE

The Board of Directors of Western Copper and Gold Corporation (the "Company") has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Committee is appointed by the Board to assist the Board in fulfilling its financial oversight responsibilities. The Committee's primary duties and responsibilities are to:

  review the effectiveness of the overall process of identifying and addressing material, financial-related business risk and the adequacy of the related disclosure;
  monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;
  monitor the independence and the performance of the Company's external auditors;
  provide an avenue of communications among the external auditors, management and the Board of Directors;
  encourage adherence to, and continuous improvement of, the Company's policies, procedures and practices relating to financial matters at all levels; and
  maintain an effective complaints procedure.

B.  COMPOSITION AND MEETINGS

The Committee shall be comprised of a minimum of three or more directors, as determined by the Board, each of whom shall meet the independence requirements of the relevant securities exchanges and regulatory agencies as may apply from time to time.  Each member will be independent of management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment. All members of the Committee must be financially literate.  Financially literate means that the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The Committee members shall be appointed by the Board at its first meeting following each annual shareholders' meeting. If the Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting.  The Committee meetings may be held in person, by telephone conference or by video conference.  A majority of the members of the Committee present in person, by teleconferencing or by videoconferencing will constitute a quorum.

The Committee may invite the Company's external auditors, the Chief Financial Officer ("CFO"), and such other persons as deemed appropriate by the Committee, to attend meetings of the Committee.  The Committee shall meet at least annually with management and the external auditors to discuss any matters that the Committee or each of these groups believes should be discussed. In addition, a portion of each Committee meeting shall be held, in camera, without any member of management being present.

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C.  POWER AND AUTHORITY

The Committee shall have:

1. the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

2. the right to engage independent legal, accounting or other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Committee;

3. the right at any time and without restriction to communicate directly with the CFO, other members of management who have responsibility for the audit process and external auditors; and

4. such other powers and duties as may be delegated to it from time to time by the Board.

D.  RESPONSIBILITIES AND DUTIES - DETAIL

Review Procedures

The Committee shall:

1. review with the external auditors, in advance of the audit, the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

2. review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements; the appropriateness and disclosure of any off-balance sheet matters; and disclosure of related-party transactions;

3. meet at least annually with the external auditors separately from management to review the integrity of the Company's financial reporting processes, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, performance of internal audit management, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting and the degree of compliance of the Company with prior recommendations of the external auditors.  The Committee shall review with management any matters raised by the external auditors and direct management to implement such changes as the Committee considers appropriate, subject to any required approvals of the Board arising out of the review;

4. discuss with management significant financial or other risk exposures and the steps management has taken to monitor, control and report such exposures;

5. review the Company's annual audited financial statements and management discussion and analysis prior to public disclosure and make recommendations to the Board respecting approval of the audited financial statements;

6. review with management, the Company's interim financial results and management discussion and analysis prior to public disclosure. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the external auditors.  If the statements are to be reviewed by the auditors, the Committee shall consult with the auditors as required during the process.  The Committee shall make recommendations to the Board respecting approval of the interim financial statements or, if authorized to do so by the Board, approve the interim statements and MD&A; and

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7. periodically assess the adequacy of the disclosure policy and procedures in place including procedures for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure of the statements themselves, and all FOFI, and satisfy itself that those procedures are satisfactory.  If the procedures are not considered satisfactory, the Committee should work with management to revise the procedures appropriately.

External auditors

1. The external auditors shall report and are accountable directly to the Committee. The Committee shall at least annually review the independence and performance of the external auditors.  It shall recommend to the Board of Directors the external auditors to be approved at a shareholders' meeting and recommend to the Board any discharge of auditors when circumstances warrant. If the auditors are not to be reappointed, the Committee shall select and recommend a suitable alternative.

2. The Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3. The Committee is responsible for approving the fees and other significant compensation to be paid to the external auditors, and pre-approving, subject to ratification by the Board, any non-audit services that the auditor may provide. The Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Committee for approval at its next meeting.

4. On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the auditor's independence.

5. The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

6. The Committee shall obtain from the external auditors confirmation that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations.

E. DUTIES AND RESPONSIBILITIES - GENERAL

The Committee shall:

1. on at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

2. annually prepare a report to shareholders to be included in the Company's annual information circular as required by applicable securities laws.  The Chairman of the Committee, or other member appointed by the Chair, will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, annual information forms and information circulars;

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3. review and assess the adequacy of this Charter at least annually and submit it to the Board for approval;

4. annually evaluate the Committee's performance and report its findings to the Board;

5. maintain minutes of meetings and periodically report to the Board on significant results of the Committee's activities; and

6. perform any other activities consistent with this Charter, the Company's documents, and governing law, as the Committee or the Board deems necessary or appropriate.

F. COMPLAINTS PROCEDURE

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted to the Committee, attention:  The Chair.  Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential.  Upon receipt of a complaint, the Chair will conduct or designate a member of the Committee to conduct an initial investigation.  If the results of that initial investigation indicate there may be any merit to the complaint, the matter will be brought before the Committee for a determination of further investigation and action.  Records of complaints made and the resulting action or determination with respect to the complaint shall be documented and kept in the records of the Committee for a period of three years.

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